FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2012

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

For the transition period from                      to

Commission file number 1-12317

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

National Oilwell Varco, Inc.

7909 Parkwood Circle Dr.

Houston, Texas 77036

REQUIRED INFORMATION

The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits – December 31, 2012 and 2011

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2012; and

(d)	Notes to Financial Statements

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011, and Year Ended December  31, 2012

Report of Independent Registered Public Accounting Firm

The Benefits Plan Administrative Committee

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 26, 2013

Houston, Texas

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Cash	$—	$9,173
Receivables:
Employer contributions	—	1,064
Participant contributions	—	1,161
Investment income	18,056	—
Notes receivable from participants	46,879,754	34,939,666

Total receivables	46,897,810	34,941,891
Investments, at fair value	1,243,815,041	888,913,291

Total assets	1,290,712,851	923,864,355

Liabilities
Pending trades	4,904,628	—
Administrative fees payable	191,467	162,352

Total liabilities	5,096,095	162,352

Net assets reflecting investments at fair value	1,285,616,756	923,702,003
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,769,587)	(11,137,419)

Net assets available for benefits	$1,272,847,169	$912,564,584

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions:
Employer contributions	$75,364,791
Participant contributions	78,374,469
Participant rollovers	6,506,214
Investment income	21,392,360
Interest income on notes receivable from participants	1,768,244
Net appreciation in fair value of investments	83,361,200

Total additions	266,767,278

Deductions:
Benefits paid to participants	75,839,945
Corrective distributions	93,646
Administrative expenses	1,251,052

Total deductions	77,184,643

Other changes in net assets:
Transfers from qualified plans	170,699,950

Net increase	360,282,585

Net assets available for benefits at:
Beginning of year	912,564,584

End of year	$1,272,847,169

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of Plan

The following description of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (the Company). The Company is a wholly owned subsidiary of National Oilwell Varco, Inc.

General

The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Mergers

The following plans merged and transferred net assets into the Plan as follows:

Plan Name	Effective Date of Merger	Date of Asset Transfer	Amount of Net Assets Transferred
Ameron International Corporation 401(k) Retirement Savings Plan	December 31, 2011	January 3, 2012	$56,354,050
Island Ready-Mix Concrete, Inc. 401(k) Retirement Savings Plan	April 16, 2012	April 18, 2012	3,268,141
Zogg Benefits, Inc. 401(k) Plan and Trust(1)	June 21, 2012	August 15, 2012	130,789
Wilson Distribution Holding 401(k) Retirement Savings Plan	November 2, 2012	November 2, 2012	109,418,820
Petrex, Inc. 401(k) Retirement Savings Plan	December 3, 2012	December 3, 2012	1,528,150

			$170,699,950

(1)	Represents a spin-off of 100% of the account balances for those participants employed by Wyoming Pipe and Tool Corporation.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. The Plan provides for the automatic enrollment and payroll deduction of 4% of a new eligible employee’s compensation as soon as practical following 60 days after employment.

The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations. For the year ended December 31, 2012, the Company contributed $36,249,225 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions.

Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Wells Fargo, N.A. serves as the Plan’s trustee and holds all investments of the Plan. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2012	2011
PIMCO Total Return Instl Fund	$157,901,365	$101,265,954
National Oilwell Varco, Inc. Company Stock	154,022,009	147,283,814
American Funds Growth Fund of America R5	103,273,477	68,406,996
Oakmark International I Fund	102,111,268	69,551,234
Wells Fargo Fixed Income Fund F	95,419,530	68,060,984
Davis NY Venture Y Fund	90,387,341	57,571,240
Vanguard Mid Cap Index Ins Fund	86,907,095	56,525,798
Invesco Van Kampen Growth & Income I Fund	67,831,251	44,495,384
Wells Fargo Fixed Income Fund L	55,328,313	52,687,485
Wells Fargo Fixed Income Fund A	54,281,436	51,600,331
Wells Fargo Fixed Income Fund D	51,680,731	49,618,448

During 2012, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as follows:

Common stocks	$3,891,860
Mutual funds	79,469,340

Net appreciation	$83,361,200

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the fund.

Wrapper contracts: Valued at the present value of the difference between fees being paid for the wrappers and future fees that would be paid for a similar market-based wrapper.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Corporate stock	$158,265,232	$—	$—	$158,265,232
Common collective trust funds:
Fixed income funds	—	256,710,010	—	256,710,010
Short-term investment funds	—	45,760,153	—	45,760,153
Mutual funds:
Large growth	103,273,477	—	—	103,273,477
Large blend	90,387,341	—	—	90,387,341
Large value	67,831,251	—	—	67,831,251
Mid-cap blend	86,907,095	—	—	86,907,095
Global real estate	12,283,308	—	—	12,283,308
Small growth	33,336,973	—	—	33,336,973
Small value	35,354,554	—	—	35,354,554
Inflation-protected bond	38,539,316	—	—	38,539,316
Intermediate-term bond	157,901,365	—	—	157,901,365
Foreign large blend	142,004,865	—	—	142,004,865
Money market	13,356,013	—	—	13,356,013
Wrapper contracts	—	—	144,375	144,375
Self-directed brokerage accounts:
Common stock	651,038	—	—	651,038
Mutual funds	496,089	—	—	496,089
Short-term investment funds	612,586	—	—	612,586

Total assets at fair value	$941,200,503	$302,470,163	$144,375	$1,243,815,041

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Corporate stock	$147,283,814	$—	$—	$147,283,814
Common collective trust funds:
Fixed income funds	—	221,967,248	—	221,967,248
Short-term investment funds	—	26,876,033	—	26,876,033
Mutual funds:
Large growth	68,406,996	—	—	68,406,996
Large blend	57,571,240	—	—	57,571,240
Large value	44,495,384	—	—	44,495,384
Mid-cap blend	56,525,798	—	—	56,525,798
Small growth	21,795,804	—	—	21,795,804
Small value	25,516,421	—	—	25,516,421
Inflation-protected bond	22,560,853	—	—	22,560,853
Intermediate-term bond	101,265,954	—	—	101,265,954
Foreign large blend	86,470,269	—	—	86,470,269
Money market	6,847,907	—	—	6,847,907
Wrapper contracts	—	—	226,619	226,619
Self-directed brokerage accounts:
Common stock	108,142	—	—	108,142
Mutual funds	446,481	—	—	446,481
Short-term investments	548,328	—	—	548,328

Total assets at fair value	$639,843,391	$248,843,281	$226,619	$888,913,291

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2012:

Wrapper Contracts
Balance, beginning of year	$226,619
Unrealized losses relating to instruments still held at the reporting date	(82,244)

Balance, end of year	$144,375

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

5. Investment Contracts

The Plan offers an investment called the National Oilwell Varco Stable Value Fund, which is managed by Galliard Capital Management and is comprised of investments in fixed income security funds that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive investment contracts. Within this structure, the Plan owns both the fixed income security funds and the wrapper contracts.

In a synthetic GIC structure, the Plan makes investments in fixed income security funds. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.

Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers, and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the contract value are represented in the statements of net assets available for benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

5. Investment Contracts (continued)

The average yield earned by the Plan for all fully benefit-responsive investment contracts for the years ended December 31, 2012 and 2011, was 1.05% and 1.78%, respectively. The average yield earned by the Plan for all fully benefit-responsive investment contracts, with an adjustment to reflect the actual interest rate credited to participants in the Plan, for the years ended December 31, 2012 and 2011, was 2.60% and 3.32%, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different from the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.

6. Related-Party Transactions

Certain investments of the Plan are managed by Wells Fargo, N.A., the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the IRS dated August 19, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive investment contracts are valued at contract value on the statements of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$1,272,847,169	$912,564,584
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	12,769,587	11,137,419

Net assets available for benefits per the Form 5500	$1,285,616,756	$923,702,003

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

Year Ended December 31 2012
Net increase in net assets available for benefits per the financial statements	$360,282,585
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	12,769,587
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(11,137,419)

Net income per the Form 5500	$361,914,753

9. Subsequent Events

Effective March 1, 2013, the Fiberspar Corporation 401(k) Plan (Fiberspar Plan) was merged into the Plan as a result of the Company’s acquisition of Fiberspar Corporation occurring in 2012. The Fiberspar Plan transferred net assets of $8.0 million to the Plan on March 1, 2013, as a result of this merger.

Effective May 1, 2013, the Gill Services Employees 401(k) Profit Sharing Plan (Gill Services Plan) was merged into the Plan as a result of the Company’s acquisition of GH Services LLC occurring in 2012. The Gill Services Plan transferred net assets of $1.0 million to the Plan on May 1, 2013, as a result of this plan merger.

Supplemental Schedule

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

Plan No. 001 EIN 76-0488987

Schedule H, Line 4(i) – Schedule of Assets

(Held At End of Year)

December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*National Oilwell Varco, Inc.	2,253,431 shares of common stock	$154,022,009
Schlumberger Limited	61,231 shares of common stock	4,243,223
Allianz Global Investors	Allianz NFJ Small Cap Value Fund	35,354,554
American Funds	Growth Fund of America R5	103,273,477
Davis Funds	Davis NY Venture Y Fund	90,387,341
Van Kampen Funds	Invesco Van Kampen Growth & Income Fund	67,831,251
Oakmark Funds	Oakmark International I Fund	102,111,268
PIMCO Funds	PIMCO Total Return Instl Fund	157,901,365
Vanguard	Vanguard FTSE All World Inv Fund	39,893,597
Vanguard	Vanguard Inflation Protected Secs Instl Fund	38,539,316
Vanguard	Vanguard Mid Cap Index Fund	86,907,095
Vanguard	Vanguard Small Cap Growth Index Fund	33,336,973
E.I.I. Realty Securities, Inc.	E.I.I. Global Property Fund	12,283,308
*Wells Fargo	Fixed Income Fund A	54,281,436
*Wells Fargo	Fixed Income Fund D	51,680,731
JP Morgan Chase Bank	Wrapper Contract #ANAT0IL02, 4.46%	63,120
*Wells Fargo	Fixed Income Fund L	55,328,313
Monumental Life Insurance Co.	Wrapper Contract #MDA00877TR, 6.19%	81,255
*Wells Fargo	Fixed Income Fund F	95,419,530
*Wells Fargo	WF ADV Money Market SVC #3656	13,356,013
*Wells Fargo	Short Term Investment Fund G	45,760,153
Various	Self-directed brokerage accounts	1,759,713
*Participant loans	Various maturities and interest rates ranging from 3.25% to 10.50%	46,879,754

		$1,290,694,795

*	Party in interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

June 26, 2013	/s/ Daniel L. Molinaro
Date	Daniel L. Molinaro
Member of the National Oilwell Varco Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm